UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

July 29, 2011

To whom it may concern:

Mizuho Financial Group, Inc.

(Code Number: 8411 TSE • OSE 1st Sec.)

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Mizuho Securities Co., Ltd.

(Code Number: 8606 TSE • OSE • NSE 1st Sec.)

Mizuho Investors Securities Co., Ltd.

(Code Number: 8607 TSE • OSE • NSE 1st Sec.)

Memorandum of Understanding on Merger

between Mizuho Securities Co., Ltd. and Mizuho Investors Securities Co., Ltd.

Mizuho Financial Group, Inc. (President & CEO: Yasuhiro Sato) (“MHFG”), Mizuho Bank, Ltd. (President & CEO: Takashi Tsukamoto) (“MHBK”), Mizuho Corporate Bank, Ltd. (President & CEO: Yasuhiro Sato) (“MHCB”), Mizuho Securities Co., Ltd. (President & CEO: Hiroshi Motoyama) (“MHSC”) and Mizuho Investors Securities Co., Ltd. (President & CEO: Katsuyoshi Ejima) (“MHIS”) hereby announce that they have determined, at their respective meetings of the board of directors held today, the basic policies for conducting a merger between MHSC and MHIS (the “Merger”), on the assumption that (i) a share exchange, in which shares of common stock of MHFG shall be allotted as consideration, in order to make MHBK a wholly-owning parent and to make MHIS a wholly-owned subsidiary (effective date of share exchange: September 1, 2011 (scheduled)), and a share exchange, in which shares of common stock of MHFG shall be allotted as consideration, in order to make MHCB a wholly-owning parent and to make MHSC a wholly-owned subsidiary (effective date of share exchange: September 1, 2011 (scheduled)) (both of which shall hereinafter be separately referred to as the “Share Exchange”), will respectively become effective; and (ii) the Merger will have been approved at the general meeting of shareholders of each company, and among other things, filings will have been made to, and permission obtained from, the relevant authorities in Japan and any foreign countries, in each case which are required for the Merger, and MHSC and MHIS signed a memorandum of understanding (the “MOU”) for further consideration and discussion of the details as described below.

1.	Purpose of the Merger

MHFG announced the Transformation Program as the Medium-term Management Policy of our group (“Mizuho”) in May 2010, in order to respond promptly and appropriately to the new business environment that surrounds financial institutions, including changes in economic and social structures and revisions of international financial supervision and regulations after the global financial crisis. Mizuho has conducted a fundamental review of the management challenges it faces, and the entire group is now implementing measures to achieve sustainable growth through initiatives for further enhancement of three areas, “profitability,” “financial base” and “front-line business capabilities,” while pursuing the group’s “customer first policy.”

In addition, MHSC, MHIS and Mizuho Trust & Banking Co., Ltd. (“MHTB”) are scheduled to be turned into wholly-owned subsidiaries of MHFG in September 2011, and thereby Mizuho will further enhance the “group collective capabilities” by integrating group-wide business operations, optimizing management resources, such as workforce and branch network, and accelerating the implementation of the Transformation Program.

The Merger is intended, in the securities business, to enhance the retail business in Japan, rationalize and streamline management infrastructure, and provide securities functions in a unified manner through the group’s full-line securities company. Specifically, the Merger aims to (i) further enrich and expand customer services through strengthening function and increasing its external presence as a full-line securities company and investment bank, by gathering the strengths of both MHSC, which is a leading company in the investment banking business (wholesale/institutional markets) and simultaneously has a nation-wide customer base in middle/retail markets, and MHIS, which has an industry-leading level branch network in the middle/retail markets established through its collaborations with MHBK and MHTB and also a nation-wide customer base; (ii) achieve the goal of becoming a full-line securities company with one of the largest customer base in Japan through flexible and efficient collaboration with MHBK and MHCB, both of which have a solid customer base; and (iii) realize streamlined corporate management units and thorough low-cost management by, among other things, consolidation of, in addition to branch networks, overlapping business areas such as corporate planning and management units and domestic business promotion units, and integration of core IT systems; thereby converting to a strong management structure.

With reference to The Norinchukin Bank (“Norinchukin”), which currently has a capital relationship with MHSC, Norinchukin and MHCB, with a view to, after the completion of the Share Exchange, expanding the areas of business cooperation and further enhancing the collaborative relationship between Norinchukin and MHSC, as well as maintaining the capital relationship between Norinchukin and MHSC by way of the transfer of a portion of the shares of MHSC owned by MHCB to Norinchukin or by way of other methods (the “Transaction”), agreed, and signed a letter of intent on May 30, 2011, to engage in further discussion, etc., toward entering into a series of legally binding agreements that provide the details and methods or other necessary matters related to the Transaction, on September 1, 2011, after the Share Exchange (for details, please see the “Letter of Intent (the “LOI”) on Expansion of Areas of Business Cooperation, Enhancement of a Collaborative Relationship and Maintenance of the Capital Relationship between The Norinchukin Bank and Mizuho Securities Co., Ltd.” publicly announced by MHFG, MHCB and Norinchukin on May 30, 2011).

2.	Summary of the Merger

(1)	Schedule of the Merger (Scheduled)

Mizuho is planning to conduct the Merger during the second half of fiscal 2012 on the assumption that each Share Exchange will become effective, the Merger will have been approved at the general meeting of shareholders of each company, and among other things, filings will have been made to, and permission obtained from, the relevant authorities in Japan and any foreign countries, in each case which are required for the Merger.

The meetings of the board of directors for approval of the MOU	July 29, 2011
Signing of the MOU	July 29, 2011
Signing of the merger agreement	During the first half of fiscal 2012
Effective date of the Merger	During the second half of fiscal 2012

(2)	Method of the Merger (Scheduled)

A merger, whereby MHSC will be the surviving company in the merger, and MHIS will be the dissolving company in the merger, is scheduled.

(3)	Merger Ratio

The merger ratio in the Merger will be determined upon consultation among the related parties after considering evaluation and advice, etc., by external experts.

(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights upon the Merger (Scheduled)

It is scheduled that no stock acquisition rights issued by MHSC as stock options exist on the effective date of the Merger as MHSC will acquire all of them without consideration and thereafter cancel them by the day immediately preceding the effective date of the Share Exchange.

MHSC has not issued bonds with stock acquisition rights. MHIS has issued neither stock acquisition rights nor bonds with stock acquisition rights.

(5)	Outline of New Company (Scheduled)

Trade Name	Mizuho Securities Co., Ltd.
Location	5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo (Address at which the head office of the current MHSC is located)
Representative	President & CEO:	Hiroshi Motoyama (presently the President & CEO of MHSC)
	Vice President:	Katsuyoshi Ejima (presently the President & CEO of MHIS)
Purpose of Business	Financial instruments business

(6)	Preparation for the Merger

We will establish a “Merger Preparation Committee” to facilitate preparations for the Merger under the co-chairmanship of the presidents of MHSC and MHIS. Sub-committees to be established under the Merger Preparation Committee will conduct individual merger preparations such as the planning, human resources, financial control and accounting, IT systems, risk management, compliance, internal audit and front office functions.

3.	Prospects of Delisting

Shares of common stock of MHSC and MHIS are listed on the first section of the Tokyo Stock Exchange, the first section of the Osaka Securities Exchange and the first section of the Nagoya Stock Exchange. As a result of the Share Exchanges, shares of common stock of MHSC and MHIS are each expected to be delisted, as of August 29, 2011 through prescribed procedures in accordance with the securities listing regulations and the share delisting standards, etc., of each of the above-mentioned stock exchanges, and the Merger is scheduled to be conducted thereafter.

4.	Outlook

Neither MHSC nor MHIS have announced earnings estimates.

Outline of the Parties

(1) Name	MHSC		MHIS
(2) Location	5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo		10-30 Nihonbashikakigaracho 2-chome, Chuo-ku, Tokyo
(3) Name and Title of Representative	President & CEO: Hiroshi Motoyama		President & CEO: Katsuyoshi Ejima
(4) Purpose of Business	Financial instruments business		Financial instruments business
(5) Capital (consolidated) (as of March 31, 2011)	¥125,167 million		¥80,288 million
(6) Date of Establishment	July 16, 1917		December 14, 1922
(7) Number of Issued Shares (as of March 31, 2011)	1,626,688,683 shares (common stock)		1,232,357,808 shares (common stock)
(8) Fiscal Year End	March 31		March 31
(9) Number of Employees (as of March 31, 2011)	(Consolidated) 8,028 (Unconsolidated) 6,123		(Consolidated) 2,240 (Unconsolidated) 2,202
(10) Major Shareholder and Ratio of Shareholding (as of March 31, 2011)	MHCB		MHBK
		57.88%		65.25%
	The Norinchukin Bank		MHTB
		5.21%		1.23%
	The Dai-ichi Life Insurance Company, Limited		Japan Trustee Services Bank, Ltd. (Trustee account)
		2.49%		0.90%
	Japan Trustee Services Bank, Ltd.		Nippon Tochi-Tatemono Co., Ltd.
	(Trustee account)			0.89%
		2.21%	Hulic Co., Ltd.
	Tokio Marine & Nichido Fire Insurance Co., Ltd.			0.78%
Note: ratio of shareholding of MHBK includes 12.17 % contributions of trust assets of employee retirement benefit trust
1.49%

Contact:	Mizuho Financial Group, Inc. Corporate Communications Public Relations Office Tel: 81-3-5224-2026